January 25, 2024

VIA EDGAR

Catherine De Lorenzo

Office of Real Estate & Construction

Division of Corporation Finance

Re:	NileBuilt Corp. Amendment to Form 1-A Filed January 2, 2024 File No. 024-12287
REQUEST FOR ACCELERATION OF QUALIFCATION

Dear Ms. De Lorenzo:

NileBuilt Corp (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A, as amended (File No. 024-12287), filed on January 2, 2024, so that it may become qualified before 4:00 p.m. Eastern Time on January 29, 2024, or as soon as practicable thereafter.

The Registrant hereby authorizes Arden Anderson, Esq., of Dodson Robinette PLLC, to orally modify or withdraw this request for acceleration. We request that we be notified of such qualifying by a telephone call to Ms. Anderson at (940) 205-5180.

Best Regards,

NileBuilt Corp.

/s/ Scott Long
Scott Long
CEO